As filed with the Securities and Exchange Commission on June 15, 2015

Registration No. 333-204402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Gener8 Maritime, Inc.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	**4412**	**66-071-6485**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Peter C. Georgiopoulos
Chairman and Chief Executive Officer

Gener8 Maritime, Inc.
299 Park Avenue, Second Floor
New York, New York 10171
(212) 763-5600
(Address, including zip code, and telephone number, including
area code, of registrant's principal executive offices)

Gener8 Maritime, Inc.
299 Park Avenue, Second Floor
New York, New York 10171
(212) 763-5600
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention: Thomas E. Molner, Esq.
Tel: (212) 715-9100
Fax: (212) 715-8000

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention: Andrew J. Pitts
D. Scott Bennett
Tel: (212) 474-1000
Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☐
                                                           (Do not check if a
                                                           smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, par value $0.01 per share . . .	17,250,000	$19.00	$327,750,000	$38,085

(1) Includes an additional 2,250,000 shares that may be sold pursuant to the underwriters' option to purchase additional shares.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) The Registrant previously paid $11,620 of this amount in connection with the initial filing of this Registration Statement. In accordance with Rule 457(a), an additional registration fee of $26,465 is being paid in connection with this amendment to the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED JUNE 15, 2015

PRELIMINARY PROSPECTUS



15,000,000 Shares

GENER8 MARITIME, INC.

Common Stock
$ per share

This is the initial public offering of our common stock. We are selling 15,000,000 shares of our common stock. We currently expect the initial public offering price to be between $17.00 and $19.00 per share of common stock.

We have granted the underwriters an option to purchase up to 2,250,000 additional shares of common stock to cover over-allotments.

We have applied to have the common stock listed on the New York Stock Exchange under the symbol "GNRT."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 22 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Gener8 Maritime, Inc. (before expenses)	$	$

(1)   See "*Underwriting (Conflicts of Interest)*" for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about   ,   through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup   UBS Investment Bank   Jefferies   Evercore ISI

Senior Co-Managers

DNB Markets   SEB

Co-Managers

Pareto Securities

Axia

Prospectus dated   , 2015

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Limited, receive our shares as merger consideration and the remaining 1% receive cash. However, references to the number of record shareholders exclude shares not yet issued to Navig8 Crude's former shareholders. For information regarding the shares of our common stock issued in connection with the 2015 merger, see "*Business—Navig8 Crude Merger.*"

References to the number of common shares outstanding or issued, or to percentages thereof, as of and following the consummation of this offering also assume, unless otherwise indicated by context, that the underwriters do not exercise any portion of their over-allotment option. Such references exclude any RSUs expected to be granted in connection with the pricing of this offering. See "*Executive Compensation—2012 Equity Incentive Plan*" for further information regarding these expected RSU grants.

Our Shareholders

Our large shareholders include Oaktree, BlueMountain, Avenue, Aurora, BlackRock, Monarch, and Navig8 Limited, or their investment entities or respective affiliates, which, upon completion of this offering, are expected to own 15.8%, 9.8%, 9.0%, 7.8%, 6.7%, 6.6%, and 4.5% of our common shares respectively (or 15.4%, 9.5%, 8.8%, 7.6%, 6.5%, 6.5%, and 4.4% of our common shares respectively if the underwriters exercise their over-allotment option in full). Please see "*Principal Shareholders*" for more information regarding our share ownership following this offering. In this prospectus, "Oaktree" refers to Oaktree Capital Management L.P. and/or one or more of its investment entities and the funds managed by it, "BlueMountain" refers to BlueMountain Capital Management, LLC and/or one or more of its investment entities, "BlackRock" refers to BlackRock, Inc. and/or one or more of its investment entities, "Aurora" refers to Aurora Resurgence Capital Partners II LLC, Aurora Resurgence Advisors II LLC and/or one or more of their investment entities or affiliates, "Avenue" refers to Avenue Capital Group and/or one or more of its funds or managed accounts, and "Monarch" refers to Monarch Alternative Capital LP and/or one or more of its affiliates. See "*Principal Shareholders*" for more details on these shareholders.

In connection with the closing of the 2015 merger, we entered into a shareholders agreement with certain shareholders who held at least 5% of the outstanding shares of our common stock upon consummation of the 2015 merger. This shareholders agreement, which we refer to as the "2015 shareholders agreement," sets forth certain understandings and agreements with respect to certain corporate governance matters, including (i) fixing the number of directors serving on Gener8 Maritime's board of directors at seven, (ii) obligating certain shareholders to vote their shares to support the election of certain directors, including directors designated by certain other shareholders, (iii) creating a Strategic Management Committee and appointing the members thereof and (iv) creating a compensation committee and appointing directors thereto. While the 2015 shareholders agreement terminates upon consummation of this offering, each of the directors immediately prior to the consummation of this offering is entitled under the 2015 shareholders agreement to be offered the opportunity to continue to serve as a director following the consummation of this offering provided that, in the case of a director who is a shareholder designee, such director is considered independent and that the designating shareholder responsible for such director's appointment will own at least five percent of our outstanding common shares following consummation of this offering.

Additionally, in connection with the closing of the 2015 merger, we entered into a Second Amended and Restated Registration Rights Agreement which provides that certain shareholders will be entitled to demand a certain number of long-form registrations and short-form registrations of all or part of their registrable securities. We refer to this agreement as the "2015 registration rights agreement."

Upon the completion of this offering, Navig8 Limited is expected to own 4.5% of our common shares (or 4.4% of our common shares if the underwriters exercise their over-allotment option in full), and we have certain agreements with members of the Navig8 Group that were entered into prior to the 2015 merger. Nicolas Busch, a member of our Board, and who is also expected to serve as a consultant

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The Offering

Common shares outstanding	64,990,335 common shares.
Common shares to be offered	15,000,000 common shares.
Option to purchase additional shares . . .	We have granted the underwriters a 30-day option to purchase from us up to an additional 2,250,000 common shares to cover over-allotment.
Common shares to be outstanding immediately after this offering assuming no exercise of underwriters' over-allotment option	79,990,335 common shares, excluding any RSUs expected to be granted in connection with the pricing of this offering. See "*Executive Compensation—2012 Equity Incentive Plan*" for further information regarding these expected grants.
assuming full exercise of underwriters' over-allotment option .	82,240,335 common shares.
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $246 million after deducting underwriting discounts and commissions and estimated expenses payable by us, or approximately $284 million if the underwriters exercise in full their over-allotment option, based on an assumed offering price of $18.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus.
	We intend to use the net proceeds from this offering to repay a portion of the indebtedness owed under our current credit facilities and for general corporate purposes, including the potential payment of a portion of the installment payments due under the shipbuilding contracts for our VLCC newbuildings. Our management will have the discretion to apply some or all of the proceeds of this offering for purposes of vessel acquisitions or for general corporate purposes, including the redemption of a portion of our senior notes. See "*Use of Proceeds*" below for more information.
Listing	We have applied to have our common shares listed on the New York Stock Exchange under the symbol "GNRT."

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We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, securities litigation, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

In November 2008, a jury in the Southern District of Texas found General Maritime Management (Portugal) L.D.A., one of our subsidiaries which we refer to as "GMM Portugal," and two vessel officers of one of our vessels guilty of violating the Act to Prevent Pollution from Ships and 18 USC 1001. The conviction resulted from charges based on alleged incidents occurring on board such vessel arising from potential failures by shipboard staff to properly record discharges of bilge waste during the period of November 24, 2007 through November 26, 2007. Pursuant to the sentence imposed by the court in March 2009, we paid a $1 million fine in April 2009 and were subject to a probationary period of five years which concluded in March 2014.

Risk Factors Related To Our Financings

We have incurred significant indebtedness which could affect our ability to finance our operations, pursue desirable business opportunities and successfully run our business in the future, and therefore make it more difficult for us to fulfill our obligations under our indebtedness.

We have substantial debt. As of March 31, 2015, we had indebtedness outstanding of $794.7 million and shareholders' equity of $548.6 million. Our outstanding long-term indebtedness as of March 31, 2015 included $241.6 million principal amount of indebtedness under the $273M credit facility, $414.6 million principal amount of indebtedness under the $508M credit facility and $138.5 million of indebtedness in the form of our senior notes (which amount reflects accrual of payment-in-kind interest of $13.1 million and is net of unamortized original issue discount of $6.2 million). Our senior secured credit facilities mature in 2017 and our senior notes are due in 2020 (see repayment schedule under "*Description of Indebtedness—Amortization*"). In accordance with our growth strategy, we intend to pursue additional debt financing opportunistically to help fund the growth of our business, subject to market and other conditions. Based on our pro forma capitalization at March 31, 2015 after giving effect to assumptions made relating to this offering and an associated partial repayment of $87 million of our outstanding indebtedness and our expected entry into the Refinancing Facility, we will have indebtedness outstanding of $708 million and shareholders' equity of $1,205 million, including $570 million of principal amount under the Refinancing Facility and $138 million of principal amount of senior notes. Additionally, we intend to secure additional debt financing to fund a portion of the remaining installment payments on our VLCC newbuildings. Our substantial indebtedness and interest expense could have important consequences to us, including:

- limiting our ability to use a substantial portion of our cash flow from operations in other areas of our business, including for working capital, capital expenditures and other general business activities, because we must dedicate a substantial portion of these funds to service our debt;

- requiring us to seek to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us to the extent our future cash flows are insufficient;

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- potential or actual military conflicts or acts of terrorism;

- natural disasters affecting the supply chain or demand for crude oil or petroleum products;

- the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

- announcements concerning us or our competitors; and

- the general state of the securities market.

As a result of these factors, investors in our common shares may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

- our existing shareholders' proportionate ownership interest in us will decrease;

- the relative voting strength of each previously outstanding common share may be diminished; and

- the market price of our common shares may decline.

Certain large shareholders own, and, following this offering, are expected to continue owning, a significant percentage of the voting power of our common shares, and as a result could be able to exert significant influence over us.

Certain large shareholders and their affiliates own a significant percentage of the voting power of our issued and outstanding common shares. For example, Oaktree, BlueMountain, Avenue, Aurora, BlackRock, Monarch and Navig8 Limited and/or their respective investment entities or affiliates own approximately 19.4%, 12.1%, 11.1%, 9.6%, 8.2%, 8.2% and 5.5%, respectively, of our outstanding common shares. Following the consummation of this offering, these shareholders are expected to own approximately 15.8%, 9.8%, 9.0%, 7.8%, 6.7%, 6.6%, and 4.5%, respectively, or 15.4%, 9.5%, 8.8%, 7.6%, 6.5%, 6.5%, and 4.4%, respectively, if the underwriters' over-allotment option is exercised in full. As a result these shareholders may be able to exert significant influence over the actions of our Board, the election of directors and other matters that require shareholder approval. Five out of the seven members of our Board prior to the consummation of the offering have been designated by certain of these shareholders pursuant to the 2015 shareholders agreement, and, while the 2015 shareholders agreement will terminate upon consummation of this offering, each of the directors immediately prior to the consummation of this offering were offered the opportunity to continue to serve as a director following the consummation of this offering. The interests of these shareholders may be different from that of other shareholders, and their large aggregate percentage ownership may result in them being able to exert substantial influence over us and may have effects such as delaying or preventing a change in control of the Company that may be favored by other shareholders or preventing transactions in which shareholders might otherwise recover a premium for their shares over their market prices.

In addition, our significant concentration of share ownership may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in companies with significant shareholders. Furthermore, certain large shareholders have certain registration rights

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described elsewhere in this prospectus (see "*Related Party Transactions*" and "*Shares Eligible for Future Sale—Registration Rights*") and the registration and sale to the public of a large number of common shares may have the immediate effect of reducing the trading price of our common shares. We have other significant shareholders that could exert influence over us. See "*Principal Shareholders*" for more information regarding our share ownership.

Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress the price of our common shares.

Additional sales of a substantial number of our common shares in the public market after this offering, or the perception that such sales may occur, could have a material adverse effect on the price of our common shares and could materially impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we expect to have 79,990,335 shares of common stock issued and outstanding, assuming that the underwriters do not exercise any portion of their over-allotment option in this offering, excluding any RSUs expected to be granted in connection with the pricing of this offering. See "*Executive Compensation—2012 Equity Incentive Plan*" for further information. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the "Securities Act," except for any shares that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. The issuance of our common stock to our general unsecured creditors pursuant to the Chapter 11 plan was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As a result, after giving effect to this offering, 15,200,011 common shares, or 19.0% of our outstanding common shares, which amount includes 200,011 shares set aside for issuance to general unsecured creditors pursuant to the chapter 11 plan and an estimated 15,000,000 shares being sold in this offering, will be freely tradable, except for shares held by our directors, executive officers and other affiliates. The sale of such shares in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

The remaining 64,790,324 outstanding shares, or 81.0% of our outstanding shares after giving effect to this offering, will consist of:

- 4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims, which we refer to as the "Oaktree conversion shares";

- 5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares";

- 23,272,623 restricted securities, which we refer to as the "private placement shares," issued to various investors in private placements since our emergence from bankruptcy prior to the 2015 merger; and

- 31,717,141 restricted securities which we refer to as the "2015 merger shares," including an estimated 31,233,170 shares issued or estimated to be issued to Navig8 Crude's former shareholders as merger consideration and 483,971 shares issued to commitment parties under the 2015 equity purchase agreement as a commitment premium described below under "*Related Party Transactions—2015 Merger Related Transactions—2015 Equity Purchase Agreement*".

The issuance of the Oaktree investment shares, the private placement shares and the 2015 merger shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and these shares are restricted securities. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As of the date of this prospectus, Oaktree has not sold any of the Oaktree conversion shares or any of the Oaktree investment shares, although these shares, the private placement shares and the 2015 merger shares are eligible for sale under Rule 144 and any shares sold thereunder will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates. See *"Shares Eligible for Future Sale"* for more information regarding the restrictions on selling our common shares after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

We intend to file a registration statement under the Securities Act to register 3,899,420 common shares expected to be reserved for issuance under our 2012 Equity Incentive Plan, including 1.7 million RSUs expected to be granted in connection with the pricing of this offering. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, there were options outstanding under our 2012 Equity Incentive plan to purchase a total of 343,662 common shares, all of which were exercisable immediately and are expected to be surrendered and cancelled in connection with the pricing of this offering. Shares issued under the 2012 Equity Incentive Plan, including upon the exercise of options or as a result of the issuance of shares pursuant to the vesting of RSUs, after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to directors, executive officers and other affiliates and the lock-up agreements described below.

Pursuant to the 2015 registration agreement described elsewhere in this prospectus (see *"Related Party Transactions"* and *"Shares Eligible for Future Sale—Registration Rights"*), certain shareholders have certain demand and piggyback rights that may require us to file registration statements registering their common shares or to include sales of such common shares in registration statements that we may file for ourselves or other shareholders. Any common shares sold under these registration statements will be freely tradable in the public market. In the event such registration rights are exercised and a large number of common shares are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations, except that the selling shareholders will be responsible for their pro rata shares of underwriters' commissions and discounts.

We and each of our executive officers and directors and certain shareholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common stock, or any options or warrants to purchase any of our common stock or any securities convertible into or exchangeable for our common shares, subject to specified exceptions. Additionally, pursuant to our Third Amended and Restated Articles of Incorporation, all shareholders prior to this offering are bound by similar restrictions for a period of 180 days after the date of this prospectus. Citigroup Global Markets Inc. and UBS Securities LLC may, in their discretion, at any time without prior notice, release all or any portion of the common shares from the restrictions in any such agreement. See *"Underwriting (Conflicts of Interest)"* for more information. All of our common shares outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under United States securities laws. Because all or substantially all of the 200,011 shares allocated to our general unsecured creditors pursuant to our Chapter 11 plan are registered in the name of Cede & Co. as nominee for The Depository Trust Company, and due to the administrative burden of imposing transfer restrictions on these shares, we have requested and the underwriters have agreed to exclude any of these 200,011 shares which are held by Cede & Co. from the transfer restrictions in our articles of incorporation described above.

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In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any remediation of control deficiencies and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

You will experience immediate and substantial dilution of $3.58 per common share.

The assumed initial public offering price of $18.00 per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, exceeds the pro forma net tangible book value per common share (after giving effect to the 2015 merger and related transactions, the expected surrender and cancellation of the outstanding options under the 2012 Equity Incentive Plan and the expected vesting and settlement of a portion of the RSUs expected to be granted thereunder in connection with the pricing of this offering, this offering and the application of the net proceeds therefrom as described under *"Use of Proceeds,"* as if each of these transactions occurred on March 31, 2015) immediately after this offering. Based on an assumed initial public offering price of $18.00 per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $3.58 per share upon the consummation of this offering.

See *"Dilution"* for more information regarding the dilution that you will experience upon the completion of this offering.

You may experience substantial dilution if any claims are made by General Maritime's or Navig8 Crude's former shareholders pursuant to the 2015 merger agreement.

In connection with the 2015 merger agreement, until twenty four months following the anniversary of the closing of the 2015 merger, we are required, subject to a maximum amount of $75 million and a deductible of $5 million, to indemnify and defend General Maritime's or Navig8 Crude's shareholders, in each case immediately prior to the 2015 merger, in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the 2015 merger by, Navig8 Crude and General Maritime, respectively. Any amounts payable pursuant to such indemnification obligation shall be satisfied by the issuance of shares of our common stock with a fair market value equal to the amount of the indemnified loss. If we are required to issue shares pursuant to these obligations, you may experience substantial dilution.

Our shareholders may be subject to additional dilution as a result of additional offerings.

We may issue additional shares in the future. To the extent that an existing shareholder does not purchase additional shares that we may issue in any such future transaction, that shareholder's interest in our company will be diluted, which means that its percentage of ownership in our company will be reduced. Following such a reduction, that shareholder's common stock would represent a smaller percentage of the vote in our Board of Directors' elections and other shareholder decisions.

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USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $246 million after deducting underwriting discounts and commissions and estimated expenses payable by us, or approximately $284 million if the underwriters exercise in full their over-allotment option, based on an assumed offering price of $18.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately $14 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We expect to use $87 million of the net proceeds from this offering to reduce the amounts owed under our senior secured credit facilities in connection with their expected refinancing. Following this reduction in the amounts owed under our senior secured credit facilities and their expected refinancing, there will be $570 million in aggregate principal amount under our Refinancing Facility outstanding. See "*Description of Indebtedness—Senior Secured Credit Facilities*" and "*SUMMARY—Refinancing Facility*" for more information regarding our senior secured credit facilities and expected Refinancing Facility.

We plan to use the remaining net proceeds of this offering for general corporate purposes which may include: vessel acquisitions; funding a portion of the approximately $1.4 billion remaining installment payments, as of June 7, 2015, due under the shipbuilding contracts for our 21 VLCC newbuildings described below under "*Business—2014 acquired VLCC newbuildings*" and "*Business— 2015 acquired VLCC newbuildings*," of which approximately $1.3 billion are expected to be financed through the Export Credit Facilities; or redeeming a portion of the outstanding senior notes. See "*SUMMARY—Export Credit Facilities*" for a description of the Export Credit Facilities. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings.*" See "*Risk Factors—Risk Factors Related to our Financings—We cannot assure you that we will enter into any new credit facilities or that if we do so that we will be able to borrow all or any of the amounts committed thereunder*" for risks related to this potential new additional senior secured debt. See "*Description of Indebtedness—Senior Notes*" for more information regarding the senior notes, including their interest rates, maturity and applicable redemption premium.

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CAPITALIZATION

The following table sets forth our cash and capitalization at March 31, 2015, as follows:

- on a historical basis;

- on an adjusted basis, giving effect to the conversion of our Class A and Class B shares into one share of common stock on a one-to-one basis (which occurred contemporaneously with consummation of the 2015 merger) and the 2015 merger and related transactions; and

- on a further adjusted basis, assuming the issuance of 15,000,000 common shares in this offering at an assumed offering price of $18.00 per share, which represents the midpoint of the expected range set forth on the cover of this prospectus, and the application of the net proceeds therefrom as described under "Use of Proceeds" whereby the net proceeds increase our total cash, which is subsequently offset by a net reduction of $87 million of our total outstanding indebtedness associated with our expected entry into the Refinancing Facility and the repayment of our two existing senior secured credit facilities.

This table is derived from, and should be read in conjunction with, the financial statements, the related notes and other financial information included elsewhere in this prospectus. You should also read this table in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*."

As of March 31, 2015

	Actual	As Adjusted(1)	As further Adjusted(2)
	(dollars in millions, except per share data)		
Cash and cash equivalents	$ 163.7	$ 190.6	$ 338.7
Debt:			
$273M credit facility	$ 241.6	$ 241.6	$ —
$508M credit facility	414.6	414.6	—
Senior notes	138.5	138.5	138.5
Refinancing Facility	0.0	—	569.5
Total Long-term debt (including current portion)	794.7	794.7	708.0
Shareholders' equity:			
Class A Common Stock, $0.01 par value per share; authorized 50,000,000 shares; issued and outstanding 11,270,196 shares at March 31, 2015	0.1	—	—
Class B Common Stock, $0.01 par value per share; authorized 30,000,000 shares; issued and outstanding 22,002,998 shares at March 31, 2015	0.2	—	—
Common Stock(3)	—	0.6	0.8
Accumulated other comprehensive income	0.6	0.6	0.6
Accumulated deficit	(262.0)	(262.8)	(273.1)
Paid-in capital	809.7	1,230.5	1,476.3
Total shareholders' equity	548.6	968.9	1,204.6
Total capitalization	$1,343.3	$1,763.6	$1,912.6

(1) Reflects adjustments, giving effect to the conversion of our Class A and Class B shares into one class of common stock on a one-to-one basis upon the filing of our Third Amended and Restated Articles of Incorporation (which occurred contemporaneously with consummation of the 2015

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merger on May 7, 2015) and the 2015 merger and related transactions (including the issuance of 31,233,170 common shares as merger consideration under the 2015 merger, the deposit of $4.5 million cash in trust for the benefit of Navig8 Crude's former shareholders that are not permitted under the Securities Act to receive our shares as consideration, the issuance of 483,971 common shares as a commitment premium ("commitment premium shares") paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and cash and cash equivalents acquired in connection with the 2015 merger). Reflects the effect of $0.8 million compensation expense resulting from the cancellation of the outstanding options for 343,662 shares under the 2012 Equity Incentive Plan. For purposes of the foregoing adjustments, we have assumed the following: (i) Navig8 Crude's fair value of vessels under construction was $364.2 million as of March 31, 2015, (ii) the fair value of the 483,971 shares issued as a commitment premium to the 2015 commitment parties upon closing of the 2015 merger was $18.00 per share, (iii) the value of other assets and liabilities (excluding vessels under construction and cash and cash equivalents) at Navig8 Crude at March 31, 2015 was $6.0 million, (iv) the cash to be paid out to Navig8 Crude's former shareholders that are not permitted under the Securities Act to receive our shares as consideration will be $4.5 million, (v) the value of the cash and cash equivalents acquired in connection with the 2015 merger was $41.4 million, and (vi) the professional fees associated with the merger were $10.0 million. Each of these assumptions represents estimates that are subject to revision.

(2) Reflects adjustments, giving effect to the issuance of 15,000,000 common shares in this offering at an assumed offering price of $18.00 per share, which represents the midpoint of the expected range set forth on the cover page of this prospectus and the application of the net proceeds therefrom as described under "*Use of Proceeds*," and the repayment of the $508M credit facility and the $273M credit facility. Reflects expected write-off of deferred financing costs in connection with the repayment of the $508M credit facility and the $273M credit facility of $1.6 million and deferred financing costs of $8.7 million in connection with the commitment premium shares. Also reflects estimated professional fees associated with our expected entry into the Refinancing Facility of $11.2 million." A $1.00 increase in the assumed public offering price per share would increase our total capitalization, net of fees, by approximately $14.0 million, assuming the number of shares offered in this offering remains the same as set forth on the front cover of this prospectus. A $1.00 decrease in the assumed public offering price would decrease our total capitalization by approximately $14.0 million, assuming the number of shares offered in this offering remains the same as set forth on the front cover of this prospectus.

(3) Refers to our common shares following the conversion of our Class A shares and Class B shares into one class of common stock on a one-to-one basis upon the filing of our Third Amended and Restated Articles of Incorporation. Following consummation of this offering there will be 225,000,000 shares of common stock, par value $0.01 per share, authorized and 79,990,335 shares issued and outstanding, excluding the 1,663,660 RSUs expected to be granted under the Restated 2012 Plan in connection with the pricing of this offering.

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DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common shares in this offering will exceed the net tangible book value per common share after this offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities.

As of March 31, 2015, historical net tangible book value was $521.4 million, or $15.67 per share.

Without taking into effect any other changes in net tangible book value after March 31, 2015, and after giving effect to the conversion of our Class A and Class B shares into one class of common stock (which occurred contemporaneously with consummation of the 2015 merger) and the 2015 merger and related transactions (including the issuance of an estimated 31,233,170 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and the expected surrender and cancellation of the outstanding options for 343,662 shares under the 2012 Equity Incentive Plan and the vesting and settlement on the date of the consummation of this offering of the 1,663,660 RSUs expected to be granted under the Restated 2012 Plan in connection with the pricing of this offering, our pro forma net tangible book value as of March 31, 2015 would have been $941.7 million, or $14.13 per common share. For purposes of calculating this pro forma net tangible book value, we have assumed that (i) all 1,663,660 RSU's expected to be granted in connection with the pricing of this offering will have vested and settled as of the consummation of this offering irrespective of their actual vesting schedule, (ii) the value of vessels under construction by Navig8 Crude at March 31, 2015 was $364.2 million, (iii) the fair value of the 483,971 shares issued as a commitment premium to the 2015 commitment parties upon closing of the 2015 merger was $18.00 per share, (iv) the value of other assets and liabilities (excluding vessels under construction and cash and cash equivalents) at Navig8 Crude at March 31, 2015 was $6.0 million, and (v) the value of the cash and cash equivalents acquired in connection with the 2015 merger was $41.4 million.

Without taking into effect any other changes in net tangible book value after March 31, 2015, and after giving effect to the aforementioned adjustments and the sale of 15,000,000 common shares in this offering, the application of the net proceeds therefrom as described under "*Use of Proceeds*", including the expected reductions in amounts owed under the $508M credit facility and the $273M credit facility, and after deducting underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of March 31, 2015 would have been $1,177.4 million, or $14.42 per common share. This represents an immediate increase in net tangible book value of $0.29 per share to the existing shareholders and an immediate dilution in net tangible book value of $3.58 per share to new investors.

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The following table illustrates the pro forma per share dilution and appreciation at March 31, 2015:

Assumed initial public offering price per share(1)	$18.00
Historical net tangible book value per share as of March 31, 2015(2)	15.67
Pro forma net tangible book value per share as of March 31, 2015, after giving effect to 2015 merger and related transactions and the expected surrender and cancellation of the outstanding options under the 2012 Equity Incentive Plan and the expected vesting and settlement of the RSUs expected to be granted in connection with the pricing of this offering(3)	14.13
Increase in pro forma net tangible book value per share attributable to new investors in this offering	0.29
Less: Pro forma net tangible book value per share as of March 31, 2015 immediately after this offering(4)	14.42
Immediate dilution per share to purchasers in this offering(5)	$ 3.58

(1) Represents the mid-point of the price range set forth on the cover page of this prospectus.

(2) Determined by dividing the 33,273,194 common shares that would have been outstanding as of March 31, 2015 after giving effect to the conversion of our Class A and Class B shares into one class of common stock on a one-to-one basis into the historical net tangible book value as of March 31, 2015 (without giving effect to this offering and to the merger related transactions or any other changes to net tangible book value after March 31, 2015) of $521.4 million.

(3) Determined by dividing the 66,653,995 common shares expected to be outstanding immediately prior to this offering into the pro forma net tangible book value as of March 31, 2015 (without giving effect to this offering, but giving effect to the conversion of our Class A and Class B shares into one class of common stock on a one-to-one basis (which occurred contemporaneously with consummation of the 2015 merger) and the 2015 merger and related transactions (including the issuance of an estimated 31,233,170 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger) and the expected surrender and cancellation of the outstanding options for 343,662 shares under the 2012 Equity Incentive Plan and the vesting and settlement on the date of the consummation of this offering of the 1,663,660 RSUs expected to be granted under the Restated 2012 Plan in connection with the pricing of this offering). For purposes of calculating this pro forma net tangible book value, we have assumed that (i) all 1,663,660 RSU's expected to be granted in connection with the pricing of this offering will have vested and settled as of the consummation of this offering irrespective of their actual vesting schedule, (ii) the value of vessels under construction by Navig8 Crude at March 31, 2015 was $364.2 million, (iii) the fair value of the 483,971 shares issued as a commitment premium to the 2015 commitment parties upon closing of the 2015 merger was $18.00 per share, (iv) the fair value of other assets and liabilities (excluding vessels under construction and cash and cash equivalents) at Navig8 Crude at March 31, 2015 was $6.0 million, and (v) the value of the cash and cash equivalents acquired in connection with the 2015 merger was $41.4 million.

(4) Determined by dividing 81,653,995 common shares expected to be outstanding after this offering into our pro forma net tangible book value (as further adjusted to give effect to the application of the expected net proceeds from this offering as well as expected write-off of deferred financing costs of $1.6 million in connection with the expected repayment of the $508M credit facility and the $273M credit facility and deferred financing costs of $8.7 million in connection with the commitment premium shares of $8.7 million) of $1,177.4 million.

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(5) If the initial public offering price were to increase or decrease by $1.00 per common share, then dilution per share to purchasers in this offering would equal $4.41 and $2.75, respectively. Assumes the underwriters' over-allotment option is not exercised. Assuming an $18.00 per share initial public offering price, the underwriters exercise in full their option to purchase additional common shares, the immediate dilution per share to purchasers in this offering would be $3.52.

The following table summarizes, on a pro forma basis as at March 31, 2015, the differences between the number of common shares acquired from us, the total consideration and the average price per share provided by the existing shareholders (giving effect to the conversion of our Class A and Class B shares into one class of common stock (which occurred contemporaneously with consummation of the 2015 merger) and the 2015 merger and related transactions (including the issuance of an estimated 31,233,170 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and the vesting and settlement on the date of the consummation of this offering of the 1,663,660 RSUs expected to be granted under the Restated 2012 Plan in connection with the pricing of this offering, but excluding fees or expenses in relation to professional services) and by investors participating in this offering, based upon an assumed initial public offering price of $18.00 per share, which represents the midpoint of the price range set forth on the cover of this prospectus, and an assumed total of 15,000,000 shares of this offering. It further assumes that (i) all 1,663,660 RSU's expected to be granted in connection with the pricing of this offering will have vested and settled as of the consummation of this offering irrespective of their actual vesting schedule, (ii) the value of vessels under construction by Navig8 Crude at March 31, 2015 was $364.2 million, (iii) the fair value of the 483,971 shares issued as a commitment premium to the 2015 commitment parties upon closing of the 2015 merger was $18.00 per share, (iv) the value of other assets and liabilities (excluding vessels under construction and cash and cash equivalents) at Navig8 Crude at March 31, 2015 was $6.0 million, and (v) the value of the cash and cash equivalents acquired in connection with the 2015 merger was $41.4 million. Each of these assumptions represents estimates that are subject to revision.

(dollars in thousands except per share data)	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	Share
Existing shareholders	66,653,995	81.6%	$ 1,261,530	82.4%	$ 18.93
New investors	15,000,000	18.4%	$ 270,000	17.6%	$ 18.00
Total	81,653,995	100%	$ 1,531,530	100%	$ 18.76

The number of common shares expected to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2015 as adjusted as described in the prior paragraph (including the issuance of an estimated 31,233,170 common shares as merger consideration under the 2015 merger, the issuance of 483,971 common shares as a commitment premium paid to the commitment parties under the 2015 equity purchase agreement entered into in connection with the 2015 merger, and the vesting and settlement of all 1,663,660 RSU shares upon the consummation of this offering irrespective of the actual vesting schedule) and as further adjusted to give effect to the issuance of shares to purchasers in this offering and excludes the following:

- 309,296 common shares issuable upon exercise of outstanding May 2012 warrants at a weighted-average exercise price of $42.50 per share;

- 1,431,520 common shares issuable upon exercise of outstanding 2015 warrants following consummation of this offering at a weighted-average exercise price of $10.00 per each 0.8947 shares (subject to vesting requirements described below under *"Related Party Transactions—2015 Merger Related Transactions—2015 Warrant Agreement"*);

- 13,420 common shares issuable upon exercise of the 2015 option at a weighted average exercise price of $15.088 per share;

- 343,662 common shares issuable upon exercise of outstanding stock options under the 2012 Equity Incentive Plan having a weighted-average exercise price of $38.26 per share and expected to be surrendered and cancelled in connection with the pricing of this offering; and

- the additional common shares reserved for issuance under the 2012 Equity Incentive Plan (801,879 shares prior to its expected amendment in connection with the pricing of this offering and 2,235,760 shares after such expected amendment).

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities. New investors may experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or if we issue additional shares of common stock, other equity securities or convertible debt securities in the future. See *"Risk Factors—You will experience immediate and substantial dilution of $3.58 per common share"* and *"Risk Factors—Our shareholders may be subject to additional dilution as a result of additional offerings."*

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| | Three Months ended March 31, | | Increase | % |
	2015	2014	(Decrease)	Change
Time Charter Equivalent (TCE):				
Time charter:				
VLCC	$37,652	$ —	$37,652	n/a
Suezmax	18,992	18,966	26	0.1
Aframax	n/a	n/a	n/a	n/a
Panamax	n/a	n/a	n/a	n/a
Handymax	n/a	n/a	n/a	n/a
Combined	29,316	18,966	10,350	54.6
Spot charter:				
VLCC	43,832	24,162	19,670	81.4
Suezmax	37,563	24,137	13,426	55.6
Aframax	27,857	29,579	(1,722)	(5.8)
Panamax	27,568	18,041	9,527	52.8
Handymax	19,461	11,943	7,518	62.9
Combined	35,663	24,328	11,335	46.6
Fleet TCE	$35,069	$24,114	$10,955	45.4

Direct Vessel Operating Expenses. Direct vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $0.9 million, or 4.3%, to $20.9 million for the three months ended March 31, 2015 compared to $21.8 million for the prior year period. This decrease in direct vessel operating expenses primarily related to the decrease in the size of our fleet by 5.6% for the three months ended March 31, 2015 compared to the prior year period. On a daily basis, direct vessel operating expenses per vessel increased by $120, or 1.3%, to $9,288 for the three months ended March 31, 2015 compared to $9,168 for the prior year period.

General and Administrative Expenses. General and administrative expenses decreased by $0.9 million, or 15.6%, to $4.6 million for the three months ended March 31, 2015 compared to $5.5 million for the prior year period. The primary factor contributing to this decrease was a decrease in salaries of $0.6 million for the three months ended March 31, 2015 as compared to the prior year period relating to winding down our Portugal office.

We are a private company and are not currently required to prepare or file periodic and other reports with the SEC or to comply with federal securities laws applicable to public companies, including the Sarbanes-Oxley Act of 2002. Following this offering, we expect to implement additional corporate governance and communication practices with respect to disclosure controls, internal control over financial reporting, and other reporting obligations. Compliance will require significant time and resources from management and is expected to increase our legal, insurance and accounting costs.

On May 7, 2015 we recognized compensation expense of $0.8 million as a result of the automatic vesting of the unvested stock options outstanding under the 2012 Equity Incentive Plan as a result of the 2015 merger. As discussed under "*Executive Compensation—2012 Equity Incentive Plan*", these vested options are expected to be surrendered and cancelled in connection with the pricing of this offering. With respect to the RSUs expected to be granted in connection with the pricing of this offering, based on an estimated stock price at the mid-point of the price range set forth on the cover page of this prospectus, we estimate recognizing compensation expense of approximately $5.6 million at the time of the grant for the 332,732 RSUs that vest immediately, and for the RSUs that do not vest immediately we estimate recognizing additional compensation expense of $5.6 million upon the closing of this offering, an additional $4.0 million during 2015 and $12.7 million for the years thereafter. The incremental compensation cost of these RSUs on their grant date was estimated to be the excess of the estimated fair value of the RSUs over the estimated fair value of the cancelled stock options immediately prior to cancellation. The fair value of the cancelled stock options immediately prior to

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their cancellation was calculated using a Black-Scholes model, utilizing certain assumptions and estimates. We assumed that the price of the shares being sold in this offering will be at the mid-point of the price range set forth on the cover page of this prospectus. We estimated our common stock volatility based on the volatilities of certain of our peer companies traded on an active exchange, and we estimated a discount factor based on U.S. treasury rates with similar maturities. We also assumed that there will not be any forfeiture of granted RSUs. See "*Executive Compensation—Restated 2012 Plan*" for further detail regarding these RSUs.

Depreciation and Amortization. Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydock and special survey costs, decreased by $0.2 million, or 1.5%, to $11.0 million for the three months ended March 31, 2015 compared to $11.2 million for the prior year period. Vessel depreciation decreased $0.9 million while amortization of drydocking costs increased $0.7 million during the three months ended March 31, 2015 compared to the prior year period. The decrease in vessel depreciation was primarily due to the increase in our estimated residual scrap value of the vessels to $325/LWT from $265/LWT effective January 1, 2015. Such decrease in the depreciation of vessels was partially offset by the increase in the amortization of drydocking costs, which was primarily due to additional drydocking costs incurred during the twelve months period from April 1, 2014 to March 31, 2015. See "*Capital Expenditures and Drydocking—Drydocking*" below for a discussion of these drydocking costs.

Loss on Disposal of Vessels and Vessel Equipment. During the three months ended March 31, 2015 and 2014, we incurred losses associated with the disposal of vessels and certain vessel equipment of $0.1 million and $1.1 million (including the loss on sale of vessels of $0.5 million), respectively.

Net Interest Expense. Net interest expense increased by $0.1 million, or 2.2%, to $7.4 million for the three months ended March 31, 2015 compared to $7.3 million for the prior year period. Such increase was primarily attributable to the increase in the weighted average interest rate applicable to our debt during the three months ended March 31, 2015 as a result of the issuance of our senior notes in March 2014. Our senior notes currently accrue payment-in-kind interest at the rate of 11.0% per annum which is significantly higher than the rates applicable to our senior secured credit facilities which bear interest at LIBOR plus a margin of 4% per annum. The increase in interest expense was also attributable to the increase in our weighted average debt balance by $117.7 million, or 17.5%, to $792.1 million for the three months ended March 31, 2015 compared to $674.4 million for the prior year period primarily as a result of issuance of our senior notes in March 2014. These increases in interest expense was partially offset by the capitalization of interest expense associated with vessel construction of $3.5 million during the three months ended March 31, 2015 as compared to the prior year period when there was no vessel construction and thus no capitalization of interest expense.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Voyage revenues. Voyage revenues increased by $35.7 million, or 10.0%, to $392.4 million for the year ended December 31, 2014 compared to $356.7 million for the prior year. The increase was primarily attributable to the increase in spot market revenues by $41.0 million, or 12.1%, to $381.5 million for the year ended December 31, 2014 compared to $340.4 million for the prior year, which was primarily driven by increased spot charter rates during the year.

Our time charter voyage revenues decreased by $5.3 million, or 32.7%, to $10.9 million for the year ended December 31, 2014 compared to $16.2 million for the prior year. The decrease in time charter revenue was primarily due to the decrease in time charter days by 719 days, or 56.7%, to 550 days for the year ended December 31, 2014 compared to 1,269 days for the prior year, as we put more vessels into the spot market. Partially offsetting the effect of the decrease in time charter days, our time charter TCE rate increased by $6,821, or 55.4%, to $19,126 for the year ended December 31, 2014 compared to $12,305 for the prior year, due to our vessels being on higher rate time charters for the year ended December 31, 2014 compared to the prior year.

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determined by us, based on certifications received by the Company from such shareholders following the closing of the 2015 merger, to be permitted to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement are entitled to receive 0.8947 shares of our common stock for each common share of Navig8 Crude they owned immediately prior to the consummation of the transactions contemplated under the 2015 merger agreement. Navig8 Crude's shareholders that are not determined by us to be permitted to receive shares of our common stock pursuant to the Securities Act (such as shareholders that are not "accredited investors") under the 2015 merger agreement are entitled to receive cash in an amount equal to the number of shares of our common stock such shareholder would have received multiplied by $14.348. We refer to the transactions contemplated under the 2015 merger agreement as the "2015 merger." Concurrently with the 2015 merger, we filed with the Registrar of Corporations of the Republic of the Marshall Islands our Third Amended and Restated Articles of Incorporation to, among other things, increase our authorized capital, reclassify our common stock into a single class of common stock and change our legal name to "Gener8 Maritime, Inc."

Pursuant to the 2015 merger agreement, we deposited at the closing of the 2015 merger $4.5 million and 31,233,170 shares of our common stock into a trust account with Computershare Trust Company, N.A. ("Computershare Trust") for the benefit of Navig8 Crude's former shareholders. We refer to the cash deposited as the "2015 merger cash consideration deposit," to the shares of common stock deposited as the "2015 merger stock consideration deposit" and to the account with Computershare Trust as the "2015 merger exchange and paying agent account." The number of shares and amount of cash deposited into such account was calculated based on an assumption that the holders of 1% of Navig8 Crude's shares are not permitted to receive our shares as consideration. If we determine that the 2015 merger cash consideration deposit is less than the cash amount due to Navig8 Crude's shareholders pursuant to the 2015 merger agreement, we are required to deposit into the 2015 merger exchange and paying agent account an amount equal to such shortfall and Computershare Trust is required to deliver to us a number of shares of our common stock equal to the amount of such shortfall divided by $14.348. If we determine that the 2015 merger stock consideration deposit is less than the number of shares to be delivered to Navig8 Crude's shareholders pursuant to the 2015 merger agreement, we are required to deposit into the 2015 merger exchange and paying agent account a number of our shares of common stock equal to such shortfall and Computershare Trust is required to deliver to us cash in an amount equal to the number of shares we deposit into the 2015 merger exchange and paying agent account multiplied by $14.348. If a large proportion of Navig8 Crude's shareholders are determined to not be entitled to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement, our cash flows and liquidity may be adversely affected.

Immediately following the consummation of the 2015 merger, General Maritime's shareholders prior to the 2015 merger owned approximately 34.9 million, or 52.55%, and Navig8 Crude's shareholders prior to the 2015 merger owned approximately 31.5 million, or 47.45% of the shares of our common stock, with Oaktree, BlueMountain, Avenue, Aurora, Monarch, BlackRock and Navig8 Limited and/or their respective affiliates owning approximately 19.4%, 12.1%, 11.1%, 9.6%, 8.2%, 8.2% and 5.5%, respectively, of our outstanding stock. The 2015 merger closed on May 7, 2015.

Until twenty four months following the anniversary of the closing of the 2015 merger, we are required, subject to a maximum amount of $75 million and a deductible of $5 million, to indemnify and defend General Maritime's or Navig8 Crude's shareholders, in each case immediately prior to the 2015 merger, in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the 2015 merger by, Navig8 Crude and General Maritime, respectively. Any amounts payable pursuant to such indemnification obligation shall be satisfied by the issuance of shares of our common stock with a fair market value equal to the amount of the indemnified loss. See "*Risk Factors—Risk Factors Related to our Financings—You may experience*

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We expect the agreement to provide that, in the event a payment to Mr. Georgiopoulos under the agreement or otherwise following any termination by us without cause, by Mr. Georgiopoulos for good reason or as a result of our non-extension of the agreement in each case occurring after a change of ownership and prior to the vesting date of the last increment of his NEO RSUs causes him to owe excise tax under Section 280G of the Internal Revenue Code, we will fund the amount of this tax on a fully "grossed-up" basis up to a maximum amount of $.

Under his agreement, we expect Mr. Georgiopoulos to agree to protect our confidential information and not to solicit our employees for other employment or our customers for 12 months after termination. He is also expected to agree not to engage in certain competitive activities involving the international maritime transportation of crude oil or refined products derived from crude oil (excluding bunkering operations) for 12 months after the termination of his employment with us. Certain amounts payable, and certain benefits and other rights of Mr. Georgiopoulos under the agreement are expected to be subject to his delivery and non-revocation of a general release in our favor. Mr. Georgiopoulos is expected to also be subject to certain confidentiality, noncompetition, nonsolicitation, noninterference, nondisparagment and certain other obligations under the agreement. The agreement is expected to provide that any severance being paid to Mr. Georgiopoulos pursuant to the agreement or otherwise will cease in the event of any material willful violation by him of such obligations.

Consulting Agreements

Pursuant to the terms of the Navig8 non-binding term sheet and subject to reaching mutually agreeable terms, we expect to enter into consulting agreements with Messrs. Busch and Brocklesby providing an annual fee of $750,000 per annum to each of them for a period of 3 years from closing of the 2015 Merger. We expect that Messrs. Busch and Brocklesby would also be eligible for future cash, equity or share-based remuneration awards under our 2012 Equity Incentive Plan subject to approval by the Board. The consulting agreements are expected to include, subject to definitive agreement by the applicable parties, non-competition and confidentiality provisions restricting Messrs. Busch and Brocklesby and their respective affiliates during the term of the applicable agreements and would be terminable on 3 months' written notice by us or by either party following a breach. There would be no restrictive covenants following termination.

2012 Equity Incentive Plan

Upon our emergence from bankruptcy, we adopted the General Maritime Corporation 2012 Equity Incentive Plan, or the "2012 Equity Incentive Plan." An aggregate of 1,145,541 common shares are available for award under the 2012 Equity Incentive Plan, which represented approximately 11% of the common shares outstanding as of its inception on the effective date a fully-diluted basis, 2% of our outstanding common stock as of June 7, 2015 on a fully-diluted basis and 1.4% of common shares expected to be outstanding upon consummation of this offering described in this prospectus. Common shares are available for award under the 2012 Equity Incentive Plan to employees, nonemployee directors and/or officers of the Company and its subsidiaries which we refer to collectively as "eligible individuals" when referencing the 2012 Equity Incentive Plan. Under the 2012 Equity Incentive Plan, a committee appointed by the Board from time to time (or, in the absence of such a committee, the Board), which we refer to as the "plan committee" when referencing the 2012 Equity Incentive Plan, may grant a variety of stock-based incentive awards, as the plan committee deems appropriate, to eligible individuals whom the plan committee believes are key to furthering our growth and profitability. The plan committee may award stock options, stock appreciation rights, restricted stock, restricted stock units, and other awards valued in whole or in part by reference to, or payable in or otherwise based on, common shares, cash payments and such other forms as the Committee in its discretion deems appropriate. The stock options vest in accordance with provisions of the applicable

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PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus and the anticipated beneficial ownership percentages immediately following this offering by each person or group who is known by us to own beneficially more than 5% of the outstanding common shares, each of our named executive officers, each of our directors as of the completion of this offering and all of our executive officers and directors as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held. We have approximately 63 shareholders of record as of the date of this prospectus. The disclosure in this table and throughout this prospectus assumes, unless otherwise indicated by context, that 99% of Navig8 Crude's former shareholders, including Avenue, Bluemountain, BlackRock, Monarch and Navig8 Limited, received our shares as 2015 merger consideration.

Beneficial ownership is determined in accordance with SEC rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as set forth below and except for voting commitments under the 2015 shareholders agreement (which voting commitments will terminate upon the consummation of this offering), the persons named in the table below have sole voting and investment power with respect to all common shares held by them.

The percentage of beneficial ownership upon consummation of this offering is based on 79,990,335 common shares outstanding immediately after this offering, or 82,240,335 assuming the underwriters' over-allotment option is exercised in full, which number is calculated after giving effect to the issuance and sale of 15,000,000 common shares in this offering, or 17,250,000 shares if the underwriter's over-allotment option is exercised in full.

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The table below does not reflect any common shares that our employees, directors, other persons associated with us or any beneficial owner listed below may purchase in this offering.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering(14)		Shares Beneficially Owned After Offering	
	Number	Percentage	Number	Percentage
Certain funds managed by Oaktree(1)	12,629,572	19.4	12,629,572	15.8
BlueMountain Capital Management, LLC(2)	7,842,904	12.1	7,842,904	9.8
Certain funds managed by Avenue Capital Group(3) .	7,212,814	11.1	7,212,814	9.0
Certain funds affiliated with Aurora(4)	6,264,594	9.6	6,264,594	7.8
BlackRock, Inc.(5)	5,336,367	8.2	5,336,367	6.7
Monarch Alternative Capital LP(6)	5,311,936	8.2	5,311,936	6.6
Navig8 Limited(7)	3,590,294	5.5	3,590,294	4.5
Executive Officers and Directors(8):				
Peter C. Georgiopoulos	—		—	
John P. Tavlarios(9)	229,108	*	229,108	*
Leonard J. Vrondissis(9)	57,277	*	57,277	*
Milton H. Gonzales, Jr.(9)	57,277	*	57,277	*
Sean Bradley	—		—	
Ethan Auerbach(2)(10)	—		—	
Nicolas Busch(11)	—		—	
Dan Ilany(12)	—		—	
Adam Pierce(13)	—		—	
Roger Schmitz(14)	—		—	
Steven D. Smith(4)	6,264,594	9.6	6,264,594	7.8
All Executive Officers and Directors as a group (eleven persons)	6,608,256	10.2	6,608,256	8.3

* Represents beneficial ownership of less than 1% of our outstanding common shares.

(1) Represents 11,536,876 shares held directly by OCM Marine Holdings TP, L.P. ("OCM Marine") and 1,092,696 shares held directly by Opps Marine Holdings TP, L.P. The general partner of OCM Marine is OCM Marine GP CTB, Ltd. ("OCM Marine GP"). The sole director of OCM Marine GP is Oaktree Capital Management, L.P. ("OCM LP"). The general partner of Opps Marine Holdings TP, L.P. ("Opps Marine") is Oaktree Fund GP Ltd. ("Fund GP"). The sole director of Fund GP is OCM LP. Oaktree Holdings, Inc. ("OH") is the general partner of OCM LP. OH is controlled by Oaktree Capital Group, LLC ("OCG").

The majority shareholder of OCM Marine GP, Oaktree Principal Fund V, L.P. ("PFV"), has the power to remove and appoint the director(s) of OCM Marine GP. The general partner of PFV, Oaktree Principal Fund V GP, L.P. ("PFV GP"), has the ability to direct the management of PFV's business, including the power to appoint the investment manager for PFV. The general partner of PFV GP is Oaktree Principal Fund V GP Ltd. ("PFV GP GP"). PFV GP GP is controlled by its sole shareholder Oaktree Fund GP I, L.P. ("GP I"). The general partner of GP I is Oaktree Capital I, L.P. ("Capital I"). OCM Holdings I, LLC ("Holdings I") is the general partner of Capital I. Oaktree Holdings, LLC ("Holdings LLC") is the managing member of Holdings I. OCG is the managing member of Holdings LLC.

The duly appointed manager of OCG, exercise voting and dispositive power over the shares held by OH and Holdings LLC is Oaktree Capital Group Holdings GP, LLC ("OCGH GP"). OCGH GP is managed by an executive committee consisting of Howard Marks, Bruce Karsh, Jay Wintrob, John Frank, David Kirchheimer, Sheldon Stone, Larry Keele and Stephan Kaplan.

Each of the general partners, managers and members described above disclaims beneficial ownership of any shares owned of record by OCM Marine and Opps Marine, except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified

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(4) Consists of 4,054,054 shares held of record by ARF II Maritime Holdings LLC, 48,378 shares held of record by ARF II Maritime Equity Partners LP and 2,162,162 shares held of record by ARF II Maritime Equity Co-Investors LLC. Aurora Resurgence Capital Partners II LLC ("ARCAP II") is the general partner of Aurora Resurgence Fund II, L.P., which owns ARF II Maritime Holdings LLC. Aurora Resurgence Advisors II LLC ("ARA II") is the general partner of ARF II Maritime Equity Partners LP and is the non-member manager of ARF II Maritime Equity Co-Investors LLC. Gerald L. Parsky and Steven D. Smith, the managing members of each of ARA II and ARCAP II, jointly control both ARA II and ARCAP II and thus may be deemed to share beneficial ownership of the securities listed above. However, each of Gerald L. Parsky and Steven D. Smith disclaim beneficial ownership of any shares owned of record by ARF II Maritime Holdings LLC, ARF Maritime Equity Partners LP and ARF II Maritime Equity Co-Investors LLC, except to the extent of any pecuniary interest therein. The address of each of Aurora Resurgence Capital Partners II LLC, Aurora Resurgence Advisors II LLC, Gerald L. Parsky and Steven D. Smith is c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(5) BlackRock, Inc. is the ultimate parent holding company of certain advisory subsidiaries that have the power to vote or dispose of the referenced securities. Of the 5,336,366 shares listed above, 4,104,897 are for the benefit of BlackRock Funds II, BlackRock High Yield Bond Portfolio, 965,338 are for the benefit of BlackRock Corporate High Yield Fund, Inc. and 266,132 are for the benefit of MET Investors Series Trust—BlackRock High Yield Portfolio (collectively, the "BlackRock Funds"). On behalf of BlackRock Financial Management, Inc., the Investment Adviser and/or Sub-Adviser (as applicable) of the BlackRock Funds, James Keenan, as a Managing Director of BlackRock Financial Management, Inc., has voting and investment power over the shares held by the BlackRock Funds. The address of the BlackRock Funds, BlackRock Financial Management, Inc. and James Keenan is c/o BlackRock Financial Management, Inc., 55 East 52nd Street, New York, NY 10055.

(6) Consists of: (i) 2,071,267 shares held by Monarch Debt Recovery Master Fund Ltd; (ii) 1,362,182 shares held by Monarch Opportunities Master Fund Ltd; (iii) 263,065 shares held by Monarch Alternative Solutions Master Fund Ltd; (iv) 61,384 shares held by Monarch Capital Master Partners II LP; (v) 1,118,840 shares held by MCP Holdings Master LP; and (vi) 435,196 shares held by P Monarch Recovery Ltd. Monarch Alternative Capital LP ("MAC") serves as advisor to these entities with respect to shares directly owned by such entities. MDRA GP LP ("MDRA GP") is the general partner of MAC and Monarch GP LLC ("Monarch GP") is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP, and Michael Weinstock, Andrew Herenstein, Christopher Santana and Adam Sklar, the co-portfolio managers of MAC, may be collectively deemed to have voting and dispositive power over the shares owned by such entities. The address of Monarch Alternative Capital LP is 535 Madison Avenue, New York, NY 10022.

(7) Navig8 Limited holds 3,590,294 of our common shares and is also the holder of the 2015 warrants. The address of Navig8 Crude Tankers, Inc. is 2nd Floor, Kinnaird House, 1 Pall Mall East, London SW1Y 5AU, United Kingdom. Gary Brocklesby, Nicolas Busch, Per Juul Jensen, Jason Klopfer and Philip Stone, being the board of directors of Navig8 Limited, may be collectively deemed to have shared voting and dispositive power over the Gener8 Maritime, Inc. shares owned by Navig8 Limited.

(8) Unless otherwise indicated, the address for each Executive Officer and Director is c/o Gener8 Maritime, Inc., 299 Park Avenue, Second Floor, New York, New York 10171.

(9) Consists of shares issuable upon exercise of stock options which have vested or which will vest within 60 days of the date of this prospectus. See "Executive Compensation" for further information regarding these options.

(10) The address of Ethan Auerbach is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 12th Floor, New York, NY 10017.

(11) Navig8 Limited holds 3,569,131 of our common shares and is also the holder of the 2015 warrants. Nicolas Busch is a director and minority beneficial owner of Navig8 Limited. The address of

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agreement, we are required to deposit into the 2015 merger exchange and paying agent account a number of our shares of common stock equal to such shortfall and Computershare Trust is required to deliver to us cash in an amount equal to the number of shares we deposit into the 2015 merger exchange and paying agent account multiplied by $14.348. If a large proportion of Navig8 Crude's shareholders are determined to not be entitled to receive shares of our common stock pursuant to the Securities Act under the 2015 merger agreement, our cash flows and liquidity may be adversely affected.

Immediately following the consummation of the 2015 merger, our shareholders prior to the 2015 merger owned approximately 34.9 million, or 52.55%, and Navig8 Crude's shareholders prior to the 2015 merger owned approximately 31.5 million, or 47.45% of the shares of our common stock, with Oaktree, BlueMountain, Avenue, Aurora, Monarch, BlackRock and Navig8 Limited and/or their respective affiliates owning approximately 19.4%, 12.1%, 11.1%, 9.6%, 8.2%, 8.2% and 5.5%, respectively, of our outstanding stock. The 2015 merger closed on May 7, 2015.

Until twenty four months following the anniversary of the closing of the 2015 merger, we are required, subject to a maximum amount of $75 million and a deductible of $5 million, to indemnify and defend General Maritime's or Navig8 Crude's shareholders immediately prior to the 2015 merger, in respect of certain losses arising from inaccuracies or breaches in the representations and warranties of, or the breach prior to the closing of the 2015 merger by, Navig8 Crude and General Maritime, respectively. Any amounts payable pursuant to such indemnification obligation shall be satisfied by the issuance of shares of our common stock with a fair market value equal to the amount of the indemnified loss. See *"Risk Factors—Risk Factors Related to our Financings—You may experience substantial dilution if any claims are made by General Maritime or Navig8 Crude's former shareholders pursuant to the 2015 merger agreement."*

2015 Warrant Agreement

In connection with the 2015 merger we entered into an amended and restated warrant agreement with Navig8 Limited. We refer to this agreement as the "2015 warrant agreement" and to Navig8 Limited or the subsequent transferee as the "2015 warrantholder." Under the 2015 warrant agreement, 1,600,000 warrants that had, prior to the 2015 merger, provided the 2015 warrantholder the right to purchase 1,600,000 shares of Navig8 Crude's common stock at $10 per share of Navig8 Crude's common stock were converted into warrants entitling the 2015 warrantholder to purchase 0.8947 shares of our common stock for each warrant held for a purchase price of $10.00 per warrant, or $11.18 per share. We refer to these warrants as the "2015 warrants." The 2015 warrants, which expire on March 31, 2016, vest in five equal tranches, with each tranche vesting upon our common shares reaching the following trading thresholds following an initial public offering: $15.09, $16.21, $17.32, $18.44 and $19.56. These trading thresholds represent the volume-weighted average price of our shares over any period of ten consecutive trading days during which there is a minimum cumulative trading volume of $2 million.

Nicolas Busch, a member of our Board, and who is also expected to serve as a consultant to our Board and a member of our Strategic Management Committee, and Gary Brocklesby, who is expected to serve as a consultant to our Board and a member of our Strategic Management Committee, are each directors and minority beneficial owners of Navig8 Limited.

Stock Options

Pursuant to the 2015 merger agreement, we agreed to convert any outstanding option to acquire Navig8 Crude common stock into an option to acquire the number of shares of our common stock equal to the product obtained by multiplying (i) the number of shares of Navig8 Crude common stock subject to such stock option immediately prior to the consummation of the 2015 merger by (ii) 0.8947,

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares since the effective date. We cannot make any prediction as to the effect, if any, that sales of common shares or the availability of common shares for sale will have on the market price of our common stock. The market price of our common shares could decline because of the sale of a large number of our common shares or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common shares. See *"Risk Factors—Future Sales of our common shares, or the perception in the public markets that these sales may occur, may depress the price of our common shares."*

Sale of Restricted Shares

Upon the consummation of this offering, we expect to have 79,990,335 common shares outstanding, or 82,240,335 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 15,000,000 shares sold in this offering (or 17,250,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in Rule 144 promulgated under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The issuance of 200,011 of our common shares to our prepetition general unsecured creditors pursuant to the Chapter 11 plan (including 4,941 shares held in escrow in respect of disputed claims as of May 15, 2015) was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code and are therefore freely tradable, except for shares that are held by our directors, executive officers and other affiliates. As a result, after giving effect to this offering, 15,200,011 common shares, or 19.0% of our outstanding common shares, which amount includes 200,011 shares issued to general unsecured creditors pursuant to the chapter 11 plan and an estimated 15,000,000 shares being sold in this offering, will be freely tradable, except for shares held by our directors, executive officers and other affiliates. The sale of such shares in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

The remaining 64,790,324 outstanding shares, or 81.0% of our outstanding shares after giving effect to this offering, will consist of:

- 4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims, which we refer to as the "Oaktree conversion shares";

- 5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares";

- 23,272,623 restricted securities, which we refer to as the "private placement shares," issued to various investors in private placements since our emergence from bankruptcy prior to this offering; and

- 31,717,141 restricted securities which we refer to as the "2015 merger shares," including an estimated 31,233,170 shares issued or expected to be issued to former Navig8 shareholders as merger consideration and 483,971 shares issued to commitment parties under the 2015 equity purchase agreement as a commitment premium described below under *"Related Party Transactions—2015 Merger Related Transactions—2015 Equity Purchase Agreement."*

The issuance of the Oaktree investment shares, the private placement shares and the 2015 merger shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and these shares are restricted securities. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from

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registration is available. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As of the date of this prospectus, Oaktree has not sold any of the Oaktree conversion shares or any of the Oaktree investment shares, although these shares and the private placement shares are eligible for sale under Rule 144 and any shares sold thereunder will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

Rule 144

The restricted securities described above are eligible for resale under Rule 144. The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, as in effect on the date of this prospectus, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding 90 days. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Options/Equity Awards and Warrants

We intend to file a registration statement under the Securities Act to register 3,899,420 common shares expected to be reserved for issuance under our 2012 Equity Incentive Plan, including 1,663,660 RSUs expected to be granted in connection with the pricing of this offering. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, there were options outstanding under our 2012 Equity Incentive plan to purchase a total of 343,662 common shares, all of which were exercisable immediately and are expected to be surrendered and cancelled in connection with the pricing of this offering. Shares issued under the 2012 Equity Incentive Plan, including upon the exercise of options or as a result of the issuance of shares pursuant to the vesting of RSUs, after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to directors, executive officers and other affiliates and the lock-up agreements described below.

In addition, the Chapter 11 plan provided for the issuance of warrants to our prepetition general unsecured creditors which are exercisable for up to 309,296 common shares at an exercise price of $42.50 per share. We refer to these warrants as the "May 2012 warrants." As of May 15, 2015, warrants exercisable for 301,655 shares have been distributed to our general unsecured creditors while warrants exercisable for 7,641 shares remain held in an escrow account in respect of disputed claims. The issuance of the warrants, and the issuance of the common shares upon exercise will be, exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code, and therefore are, or will be upon issuance, eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

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15,000,000 Shares

GENER8 MARITIME, INC.

Common Stock



PRELIMINARY PROSPECTUS

Citigroup
UBS Investment Bank
Jefferies
Evercore ISI
DNB Markets
SEB
Pareto Securities
Axia

Until   ,   (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.   *Other Expenses of Issuance and Distribution*

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or "FINRA," filing fee and the NYSE listing fee.

SEC registration fee	$ 38,085
Printing and engraving expense	740,000
Legal fees and expenses	3,013,000
Accounting fees and expenses	1,050,000
NYSE listing fee	250,000
FINRA filing fee	49,663
Transfer agent fees and expenses	5,000
Miscellaneous expenses	625,000
Total	$5,770,748

Item 14.   *Indemnification of Directors and Officers*

Indemnification

Under the BCA, for actions not by or in the right of a Marshall Islands corporation, a corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful.

In addition, under the BCA, in actions brought by or in right of a Marshall Islands corporation, any person who is or is threatened to be made party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation can be indemnified for expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct with respect to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.

We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that such person is or was a director or officer of ours, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.

II-1